Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On March 26, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”) sent a letter to John Rowe, Chairman and Chief Executive Officer of Exelon Corporation. The letter and a press release issued by NRG on March 26, 2009 are provided below.
[NRG ENERGY, INC. LETTERHEAD]
March 26, 2009
Mr. John W. Rowe
Chairman and CEO
Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398
Dear John:
We have reviewed the preliminary proxy statement filed by Exelon Corporation with the Securities and Exchange Commission on March 17, 2009, with respect to the NRG Energy, Inc. 2009 Annual Meeting of Stockholders. In the preliminary proxy statement, Exelon has proposed, among other things, (i) to expand the size of the NRG Board of Directors up to 19 members and (ii) if the Board expansion proposal is approved, to elect five director nominees proposed by Exelon to fill five of the six newly created directorships on the NRG Board. We are writing to you to request that Exelon withdraw both proposals.
As you are aware, under NRG’s senior credit agreement and the indentures for its senior notes, the failure of a majority of the NRG directors to be “continuing directors” (as such term is defined in the indentures and credit agreement) could result in a put right by NRG’s bond holders at 101% of par and an event of default under NRG’s senior credit agreement which could lead to the immediate acceleration of all of NRG’s approximately $8 billion of corporate-level debt. If Exelon’s Board expansion proposal is passed and all of its nominees are elected at the Annual Meeting, the NRG Board will consist of 18 members, nine of whom will be existing NRG directors who qualify as “continuing directors” and nine of whom will be directors nominated by Exelon who do not qualify as “continuing directors,” with one vacancy remaining.
Given the current state of the credit market, it would be prohibitively expensive to refinance NRG’s existing debt should it be accelerated. In fact, while Exelon has repeatedly stated that financing would not be an obstacle to its proposal to acquire NRG, we have yet to see any evidence of committed financing. In addition, even if the NRG Board fills the remaining vacancy on the NRG Board, resulting in current NRG directors holding a one vote majority, the change of control provisions may nonetheless be triggered by future events, such as the departure of any “continuing director” from the Board, for whatever reason.
We believe that your proposals to expand the Board and elect additional directors are highly irresponsible and could severely damage the interests of NRG and its stockholders. If Exelon fails to withdraw its proposals, the Board of Directors of NRG will act to expand the Board by one director to 14 directors before the Annual Meeting by adding a qualified, independent director. This will reduce, but not eliminate, the risk of NRG’s debt acceleration provisions being triggered.
Sincerely,

David Crane	Howard Cosgrove
President and Chief Executive Officer	Chairman of the Board

cc:	Board of Directors of Exelon Corporation c/o Corporate Secretary, Exelon Corporation

NRG Energy, Inc. Calls Upon Exelon to Withdraw its Proposal to
Expand the NRG Board; Proposal Creates Unnecessary Risks for NRG
Stockholders
PRINCETON, NJ; March 26, 2009—NRG Energy, Inc.’s (NYSE: NRG) Board of Directors and management team, in a letter sent earlier today to Exelon, called on Exelon (NYSE: EXC) to withdraw its proposal to expand the NRG Board. In its preliminary proxy materials filed on March 17, 2009, Exelon again proposed to expand the size of the NRG Board to up to 19 directors1 seeking to elect a total of nine nominees. Exelon has proposed electing four of its nominees to replace four of NRG’s incumbent Board members currently up for re-election, including NRG’s Chairman, and is also proposing to enlarge the NRG Board and to pack it with five more of its nominees at NRG’s annual meeting.
If NRG’s stockholders approve Exelon’s proposal to expand the size of NRG’s Board—and all of Exelon’s nominees were elected to the Board—under the current circumstances, Exelon’s nominees would hold 50% of the directors on the expanded NRG Board. Under the terms of NRG’s debt facilities, such an outcome could trigger an acceleration of NRG’s approximately $8 billion of outstanding corporate-level debt which would have serious negative consequences for NRG and all of its stockholders. Refinancing such a substantial amount of debt, whether done by NRG or Exelon, in the current capital market environment would, at best, be prohibitively expensive and, at worst, impossible to achieve.
Even an outcome which causes current NRG directors to hold a one vote majority poses a threat to NRG stockholders in that the debt acceleration provision could also be triggered by future events, such as the departure of even one current NRG director, for whatever reason.
Given that Exelon’s Board expansion proposal could trigger an acceleration of NRG’s debt and would create a Board that is unnecessarily large, unwieldy, ineffective and not consistent with best corporate practices, NRG believes that it is incumbent upon Exelon to rectify this situation by withdrawing its proposal to expand the Board.
“NRG believes that the Board expansion element of Exelon’s proposal is imprudent and carries with it the risk of occurrence of an unintended event with serious value destructive consequences that would not be in the interest of NRG stockholders; nor is it clear what is gained for Exelon stockholders by Exelon management risking such an outcome,” said Howard Cosgrove, NRG’s Board Chairman. “Exelon should withdraw its expanded slate. If it does not, the Board of Directors of NRG will act to add an additional director to reduce the risk of an unintended triggering of NRG’s debt facilities, which would put NRG and its stockholders at further risk. Consistent with NRG’s normal standards, any

[1]	The 19 directors could be comprised of nine current NRG directors; either four incumbent or four new directors; Exelon’s expanded slate of five director nominees; and one vacancy.

such director would have the appropriate qualifications and substantial experience in the power industry.”
While NRG anticipates its stockholders will examine the risks and dynamics of this proposed expansion prudently, the Company feels compelled to highlight these issues early on in this proxy contest.
NRG Energy, Inc., a Fortune 500 company, owns and operates one of the country’s largest and most diverse power generation portfolios. NRG’s 48 plants provide approximately 24,000 megawatts of generation capacity—enough to power nearly 20 million homes. In November 2007, NRG won two of the industry’s highest honors—Platts Industry Leadership and Energy Company of the Year awards. Headquartered in Princeton, NJ, NRG is a member of the U.S. Climate Action Partnership (USCAP), a group of business and environmental organizations calling for mandatory legislation to reduce greenhouse gas emissions. More information is available at www.nrgenergy.com.
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and white proxy card in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 12, 2009, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.

Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.
Contacts:

Media:	Investors:
Meredith Moore	Nahla Azmy
609.524.4522	609.524.4526

Lori Neuman	Dave Klein
609.524.4525	609.524.4527

Dave Knox	Erin Gilli
713.795.6106 (Texas and Louisiana)	609.524.4528